UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Falcon’s Beyond Global, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share; Series A Preferred Stock

(Title of Class of Securities)

306121104; 306121203

(CUSIP Number)

Garrett Schreiber

109 Old Branchville Road

Ridgefield, Connecticut 06877

(201) 956-1969

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP Nos. 306121104; 306121203

1.	Names of Reporting Persons FAST Sponsor II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (Class A common stock, par value $0.0001 per share (“Class A common stock”)); 0 (Series A Preferred Stock (“Preferred Stock”))

	8.	Shared Voting Power 3,274,044 (Class A Common Stock); 0 (Preferred Stock)

	9.	Sole Dispositive Power 0 (Class A Common Stock); 0 (Preferred Stock)

	10.	Shared Dispositive Power 3,274,044 (Class A Common Stock); 0 (Preferred Stock)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,274,044 (Class A Common Stock); 0 (Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.7%(1) (Class A Common Stock); N/A(2) (Preferred Stock)

14.	Type of Reporting Person (See Instructions) OO

(1)	Based on an aggregate of 9,444,191 shares of Class A Common Stock outstanding, equal to the sum of (i) 8,582,647 shares of Class A Common Stock outstanding as of November 14, 2023, as reported by the Issuer on its Form 10-Q filed on November 14, 2023 (which number did not include shares of Class A Common Stock issued upon exercise of the Reporting Persons’ warrants), and (ii) 861,544 shares of Class A Common Stock issued upon the exercise of the Reporting Persons’ warrants, as described herein.
(2)	On November 6, 2023, all outstanding shares of Preferred Stock automatically converted into shares of Class A Common Stock, as reported by the Issuer on its Form 8-K filed on November 6, 2023.

CUSIP Nos. 306121104; 306121203

1.	Names of Reporting Persons FAST Sponsor II Manager LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (Class A Common Stock); 0 (Preferred Stock)

	8.	Shared Voting Power 3,274,044 (Class A Common Stock); 0 (Preferred Stock)

	9.	Sole Dispositive Power 0 (Class A Common Stock); 0 (Preferred Stock)

	10.	Shared Dispositive Power 3,274,044 (Class A Common Stock); 0 (Preferred Stock)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,274,044 (Class A Common Stock); 0 (Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.7%(1) (Class A Common Stock); N/A(2) (Preferred Stock)

14.	Type of Reporting Person (See Instructions) OO

(1)	Based on an aggregate of 9,444,191 shares of Class A Common Stock outstanding, equal to the sum of (i) 8,582,647 shares of Class A Common Stock outstanding as of November 14, 2023, as reported by the Issuer on its Form 10-Q filed on November 14, 2023 (which number did not include shares of Class A Common Stock issued upon exercise of the Reporting Persons’ warrants), and (ii) 861,544 shares of Class A Common Stock issued upon the exercise of the Reporting Persons’ warrants, as described herein.

(2)	On November 6, 2023, all outstanding shares of Preferred Stock automatically converted into shares of Class A Common Stock, as reported by the Issuer on its Form 8-K filed on November 6, 2023.

CUSIP Nos. 306121104; 306121203

1.	Names of Reporting Persons Garrett Schreiber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (Class A Common Stock); 0 (Preferred Stock)

	8.	Shared Voting Power 3,274,044 (Class A Common Stock); 0 (Preferred Stock)

	9.	Sole Dispositive Power 0 (Class A Common Stock); 0 (Preferred Stock)

	10.	Shared Dispositive Power 3,274,044 (Class A Common Stock); 0 (Preferred Stock)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,274,044 (Class A Common Stock); 0 (Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.7%(1) (Class A Common Stock); N/A(2) (Preferred Stock)

14.	Type of Reporting Person (See Instructions) IN

(1)	Based on an aggregate of 9,444,191 shares of Class A Common Stock outstanding, equal to the sum of (i) 8,582,647 shares of Class A Common Stock outstanding as of November 14, 2023, as reported by the Issuer on its Form 10-Q filed on November 14, 2023 (which number did not include shares of Class A Common Stock issued upon exercise of the Reporting Persons’ warrants), and (ii) 861,544 shares of Class A Common Stock issued upon the exercise of the Reporting Persons’ warrants, as described herein.

(2)	On November 6, 2023, all outstanding shares of Preferred Stock automatically converted into shares of Class A Common Stock, as reported by the Issuer on its Form 8-K filed on November 6, 2023.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements, and to the extent inconsistent with, supersedes, the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2023 (as amended by this Amendment No. 1, the “Schedule 13D”) with respect to shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and Series A Preferred Stock (“Preferred Stock”) of Falcon’s Beyond Global, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends Items 3, 4 and 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Preferred Stock

On November 6, 2023, all outstanding shares of Preferred Stock automatically converted into shares of Class A Common Stock (the “Conversion”) at a conversion rate of 0.90909 shares of Class A Common Stock for each share of Preferred Stock, as reported by the Issuer on its Form 8-K filed on November 6, 2023.

All shares of Preferred Stock previously reported on this Schedule 13D were shares of Preferred Stock that would be received by the Sponsor upon exercise of its Warrants. As a result of the Conversion, each Warrant became exercisable for 1.034999 shares of Class A Common Stock, rather than 0.580454 shares of Class A Common Stock and one half of one share of Preferred Stock, and the Reporting Persons no longer hold any shares of Preferred Stock.

Warrants

After the Conversion, the Reporting Persons elected to exercise all 2,882,245 Warrants held by the Reporting Persons (the “Exercise”) on a cashless basis pursuant to Section 3.3.1(c) of the Second Amended and Restated Warrant Agreement, dated as of November 3, 2023, by and between the Issuer and Continental Stock Transfer & Trust Company, included as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 6, 2023. In the Exercise, the reporting persons received 861,544 shares of Class A Common Stock. The Reporting Persons did not receive confirmation from Continental Stock Transfer & Trust Company that the exercise was effective and the 861,544 shares of Class A Common Stock were issued until December 4, 2023.

Sponsor currently holds 3,274,044 shares of Class A Common Stock, which includes beneficial ownership of 1,162,500 shares of Class A Common Stock (the “Earnout Shares”) held in escrow pending the achievement of certain earnout targets. Sponsor holds voting rights with respect to the escrowed Earnout Shares but has entered into a stockholder agreement with Issuer pursuant to which Sponsor agreed to vote or cause to be voted all such Earnout Shares held for the Sponsor’s benefit in escrow for or against, to be not voted, or to abstain, in the same proportion as the shares held by the holders of Issuer’s common stock as a whole are voted for or against, not voted, or abstained on any matter.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons received 861,544 shares of Class A Common Stock in connection with the Exercise. The Exercise was done on a cashless basis.

The information provided and incorporated by reference in the explanatory note is hereby incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

The Exercise was conducted for general investment purposes.

Item 5. Interest in Securities of the Issuer

(a), (b) As reported on the cover pages hereto, the Reporting Persons may each be deemed to beneficially own 3,274,044 shares of Class A Common Stock, representing 34.7% of the outstanding shares of Class A Common Stock, as calculated pursuant to Rule 13d-3. Each Reporting Person has shared voting and dispositive power with respect to the shares of Common Stock beneficially owned thereby. No Reporting Person has sole voting or investment power with respect to any of the shares of Common Stock beneficially owned thereby.

As a result of the Conversion, the Reporting Persons no longer hold any shares of Preferred Stock.

Any Common Stock shown as being beneficially owned by Manager or Mr. Schreiber is the same Common Stock listed as being beneficially owned by Sponsor. Because Manager is the manager of Sponsor and Mr. Schreiber is the sole member of Manager, each of Manager and Mr. Schreiber has voting and investment discretion with the respect to the securities held by Sponsor and may be deemed to beneficially own or have voting or dispositive power over the securities reported herein.

(c) None of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d), (e) Not applicable.

The information provided and incorporated by reference in the explanatory note and Item 3 is hereby incorporated by reference in this Item 5.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2023

FAST Sponsor II LLC

By: FAST Sponsor II Manager LLC, its manager

By:	/s/ Garrett Schreiber
Title:	Sole Member

FAST Sponsor II Manager LLC

By:	/s/ Garrett Schreiber
Title:	Sole Member

By:	/s/ Garrett Schreiber